CARO HOLDINGS INC

CONSENT RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

A special meeting of the shareholders held on September 9, 2022. A majority of the company's shareholders adopted the following Resolution.

RESOLVED, that the Board has terminated Warren Walsh from all positions, including CTO and COO of the company.

RESOLVED, that Meriesha Rennalls is hereby elected as a Board Member of the company, her election to be effective as of the end of this meeting.

There being no further business to come before the Board, the meeting was adjourned.

SHAREHOLDERS:

Date: September 9, 2022

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Christopher McEachnie